

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 2, 2007

Edward S. Forman, Esq.
Executive Vice President, General Counsel and Secretary
Duff & Phelps Corporation
909 Third Avenue, 12th Floor
New York, New York 10022

> **Re:** **Duff & Phelps Corporation**
> **Form S-1**
> **Amendment 2 Filed July 26, 2007**
> **File No. 333-143205**

Dear Mr. Forman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Structure, page 24
Recapitalization Transactions, page 24

1. We note your responses to our prior comment 2. Please include such response as disclosure within your prospectus.

Equity-Based Compensation, page 44

2.   We note your response to prior comment 6. It is not clear why the liquidation
        preference alone would account for a weighted-average fair value that is
        substantially higher than the D, E, and G units. Please provide us with the
        analysis you used to determine the aggregate value per unit class as of March 31,
        2007, as presented in Exhibit A to your response letter.

3.   It is not clear from the disclosure in Note 13 beginning on page F-20, that the
        liquidation preferences of the Class C units entitle the holders to a preference
        upon liquidation, while the D, E, and G units represent only profits interest.
        Please revise this disclosure to clarify all of the pertinent rights and privileges of
        the outstanding equity units.

4.   We note your response to prior comment 7. Please revise your disclosure to
        describe each significant factor contributing to the increase in enterprise value
        used to calculate equity-based compensation for 2006 and subsequent interim
        periods, and the enterprise value based on the preliminary IPO price as presented
        in Exhibit A of your letter. We may have additional comments when you disclose
        the anticipated offering price in the document.

5.   We refer to the table presented at the bottom of page 45. Please tell us why you
        have determined the equity-based compensation per unit using a weighted
        average.

Duff & Phelps Acqisitions, LLC and Subsidiaries
Financial Statements
Balance Sheet as of March 31, 2007, page F-2

6.   Please refer to paragraph 18 of SFAS No. 129, and disclose on the face of the
        balance sheet, the amount of liquidation preference for each class of units
        presented. Please make the corresponding change throughout the document.

7.   We note your response to prior comment 16. Please revise the pro forma balance
        sheet on page 36 to present separate columns for the reorganization and offering
        adjustments. Please include a preliminary subtotal after the column for the
        reorganization adjustments. The redemptions of existing unit holders of D&P
        Acquisitions should be included in the column for the reorganizations adjustments
        to show the reduction in equity resulting from the redemption of the units.

Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-35
(e) Revenue Recognition, page F-36

8.   We note your response to prior comment 18. Please expand your revenue
        recognition policy to describe why you believe that the input-based methodology
        achieves the most reliable measure of revenue earned from your valuation
        services and describe the factors you rely upon as presented in your response.

Compensation Discussion & Analysis, page 84
Executive Compensation Components, page 87
Annual Bonus, page 87

9.   We note your response to our prior comment 13. Please add the clarification
        represented in the four numbered items as disclosure in this section.

                                *   *   *   *

        Please amend your Form S-1 in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the Company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures that they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they may relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: David J. Goldschmidt, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile: (917) 777-3574